December 2, 2000

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Application to Withdraw Registration Statement on Form S-3
Grand Toys International, Inc. -- SEC File No. 333-73978

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby apply to the Securities and Exchange Commission to withdraw the above-referenced registration statement at your earliest convenience. We are requesting withdrawal of this registration statement at the request of certain selling shareholders due to unfavorable market conditions and timing considerations. We hereby certify that no securities have been sold in connection with the offering covered by this registration statement.

Thank you very much for your consideration of this request.

Sincerely,

GRAND TOYS INTERNATIONAL, INC.

By: /s/ R. Ian Bradley

R. Ian Bradley, President & CEO

cc: Paul J. Pollock, Esq.

Steven Hearne, Esq.